SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2002

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X  Form 40-F
                                   ---          ---

                (Indicate by check mark whether the registrant by
            furnishing the information contained in this form is also
                    thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes             No  X
                                  ---            ---

                       EXTRAORDINARY SHAREHOLDERS' MEETING
                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                            HELD ON DECEMBER 20, 2002


   (Prepared in summary form, as per art. 130,ss.1(0)of Law n(degree)6.404/76 andss.1(degree)of art. 16 of the Bylaws)

                           CNPJ/MF 02.558.156/0001-18
                               NIRE 26.3.0001109-3

               Authorized capital stock             700.000.000.000 shares
               Subscribed Capital                     R$ 288,442,548.62
               Paid-in Capital                   R$ 288,442,548.62

I - DATE, TIME AND PLACE: Extraordinary Shareholders' Meeting held on December 20, 2002 at 11:30 p.m. at the Company's main office located at Av. Conde da Boa Vista, n.(0) 800, 2(degree) andar, Boa Vista, Recife/PE.
II - INVITATION: By way of public announcements placed in the Jornal do Commercio and the Diario Oficial do Estado de Pernambuco, editions published on December 5, 6, and 7, 2002 (pages 2, 4 and 6 - Jornal do Comercio; pages 11, 15 and 19 - Diario Oficial), and in the Gazeta Mercantil, editions published on December 5, 6, and 9, 2002 (pages B2, B3 and C7), with samples available on the table.
III - ATTENDANCE: The Meeting was attended by shareholders representing over 2/3 (two-thirds) of the outstanding shares with voting rights as per the signatures in the Shareholder Attendance registry, all duly qualified as per the Shareholders' Meeting Invitation; Walmir Urbano Kesseli, Chief Financial Officer and Investor Relations Officer; and Paulo Roberto Cruz Cozza, Member of the Statutory Audit Committee.
IV - PRESIDING: to Preside over the Meeting, as per article 15 of the Bylaws, Walmir Urbano Kesseli, was elected as President and Fabiola Maria da Cruz de Almeida was appointed Secretary, both of whom are shareholders.
V - ORDER OF BUSINESS: V.1. Election of a member to the Board of Directors, to substitute a resigned director.
VI - APPROVALS: VI.1. By way of approval by the majority of those present with voting rights, Franco Bertone, Italian, married and holder of passport n(0) A235933 and residing at Alameda Santos, 1940, 15th floor, Apt. 152, was elected as member of the Company's Board of Directors to substitute and complete the term of Elis Bontempelli, who resigned from the Board. As per ss. 2 of article 3 of CVM Rule 367 dated 29.05.02, the Director's Curriculum Vitae was presented. A copy of the declaration document, as per article 2 of the same CVM Rule 367, was filed with the Secretary of the meeting. Marco de Lissicich Drazich, member of the Board of Directors elected by Shareholders in a Meeting held on June 14, 2002, will assume the position of Chairman of the Board of Directors to substitute Elis Bontempelli, who was also Chairman. Therefore, elected as Chairman of the Board of Directors was Marco de Lissicich Drazich. The following funds abstained from voting: Latinvest Partners Delaware LLC, Latinvest Holdings Delaware LLC, Globalvest Value Holdings Delaware LLC, Utilitivest III Delaware LLC, Brazvest Fund Delaware LLC, Globalvest Hedge Delaware LLC, Utilitivest II Delaware LLC, Latinvest Fund Delaware LLC. Franco Bertone will assume his duties as per the conditions in article 146 of Law 6.404/76, amended by Law 10.303/01, constituted as resident representative in the country, with powers to receive citation from legal action brought against him based on corporation law, through power of attorney.
VII - ADJOURNMENT: Without any further matters of business, the meeting was adjourned and the minutes were drawn up, read, approved and signed by the individuals presiding over the meeting, by the representative of the majority shareholders and signed by the remaining shareholders present.

                           Recife, December 20, 2002.

                                    President
                              Walmir Urbano Kesseli

                                    Secretary
                        Fabiola Maria da Cruz de Almeida

                            BITEL PARTICIPACOES S.A.
                           Lara Cristina Ribeiro Piau

              SmithMINUTES - EXTRAORDINARY SHAREHOLDERS' MEETING
                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                            HELD ON DECEMBER 20, 2002

       (Prepared in summary form, as per art. 130,ss.1(0)of Law n(degree)
               6.404/76 andss.1(degree)of art. 16 of the Bylaws)

                           CNPJ/MF 02.558.156/0001-18
                               NIRE 26.3.0001109-3

         Authorized capital stock             700.000.000.000 shares
         Subscribed Capital                   R$ 288,442,548.62
         Paid-in Capital                      R$ 288,442,548.62

I - DATE, TIME AND PLACE: Extraordinary Shareholders' Meeting held on December 20, 2002 at 12:00 p.m. at the Company's main office located at Av. Conde da Boa Vista, n.(0)800, 2(degree) andar, Boa Vista, Recife/PE.
II - INVITATION: By way of public announcements placed in the Jornal do Commercio and the Diario Oficial do Estado de Pernambuco, editions published on November 19, 20, and 21, 2002 (pages 10, 15 and 13 - Jornal do Comercio; pages 7, 9 and 8 - Diario Oficial), and in the Gazeta Mercantil, editions published on November 19, 20, 21 and 22, 2002 (pages B1, C6, B3 and B1), with samples available on the table.
III - ATTENDANCE: The Meeting was attended by shareholders representing over 2/3 (two-thirds) of the outstanding shares with voting rights as per the signatures in the Shareholder Attendance registry, all duly qualified as per the Shareholders' Meeting Invitation; Walmir Urbano Kesseli, Chief Financial Officer and Investor Relations Officer; and Paulo Roberto Cruz Cozza, Member of the Statutory Audit Committee.
IV - PRESIDING: to Preside over the Meeting, as per article 15 of the Bylaws, Walmir Urbano Kesseli, was elected as President and Fabiola Maria da Cruz de Almeida was appointed Secretary, both of whom are shareholders.
V - ORDER OF BUSINESS: V.1. Changes to the following articles of the Company
Bylaws: 2, 3, 6, 10, 13, 14, 15, 21, 22, 23, 24, 25, 27, 29, 30, 33, 37, 38 and
39.
VI - APPROVALS: VI.1. The changes to the Company Bylaws were approved by the majority present with voting rights representing more than half of the outstanding shares, as per the attached document signed by the individuals present. Holders of preferred shares participated in the discussion and approval of changes to item XVII of article 13, as per the sole paragraph on item XVII of article 13, to which changes were approved by a majority.
VII - ADJOURNMENT: Without any further matters of business, the meeting was adjourned and the minutes were drawn up, read, approved and signed by the individuals presiding over the meeting, by the representative of the majority shareholders and by the representative of the minority preferred shareholders, and signed by the member of the Statutory Audit Committee.

                           Recife, December 20, 2002.

                                    President
                              Walmir Urbano Kesseli

                                    Secretary
                        Fabiola Maria da Cruz de Almeida

                                   BITEL PARTICIPACOES S.A.
                           Lara Cristina Ribeiro Piau

                                  CHARTER OF
                   TELE NORDESTE CELULAR PARTICIPACOES S.A.


                                    CHAPTER I
                         CHARACTERISTICS OF THE COMPANY

        Art. 1 - TELE NORDESTE CELULAR PARTICIPACOES S.A. is publicly held corporation, and is governed by this Charter and applicable legal provisions.


        Art. 2 - The purposes of the Company are:

        I. to exercise control over companies providing telecommunications services, including cellular mobile service and others in it concession and/or authorized service area;

        II.    to promote,  through subsidiaries or affiliates,  the expansion
               and   establishment  of  mobile   telephone   services  in  its
               respective concession and/or authorized service area;

        III.   to  promote,  carry out or direct  financing  from  internal or
               external   sources  to  be  used  by  the  Company  or  by  its
               subsidiaries;

        IV. to promote and foster study and research activities aimed at the development of the mobile telephone sector;

        V. to provide, through subsidiaries or affiliates, specialized technical services in the mobile telephone sector;

        VI. to promote, foster, and coordinate, through its subsidiaries or affiliates, the education and training of the personnel required in the mobile telephone sector;

        VII.   to  carry  out  and  promote  the   importation  of  goods  and
               services for its subsidiaries or affiliates;

        VIII. to carry out other activities that are similar or related to its corporate purposes; and

        IX.    to invest in shares of other companies.


        Art. 3 - The principal office of the Company is situated in the City of Recife, State of Pernambuco, and the Company may, by decision of the Board of Directors, open or close subsidiaries, agencies, branches, offices, departments and representative offices anywhere in Brazil or abroad.


        Art. 4 - The duration of the Company is indefinite.


                                   CHAPTER II
                                  CAPITAL STOCK

        Art. 5 - The capital stock of the company, fully subscribed and paid in, is R$288,442,548.62 (two hundred eighty-eight million, four hundred forty-two thousand, five hundred forty eight reais and sixty-two centavos), represented by 345,739,619,789 (three hundred forty-five billion, seven hundred thirty-nine million, six hundred nineteen thousand, seven hundred and eighty-nine) shares, consisting of 130,753,135,918 (one hundred thirty billion, seven hundred fifty-three million, one hundred thirty-five thousand, nine hundred and eighteen) registered common shares and 214,986,483,871 (two hundred fourteen billion, nine hundred eight six million, four hundred eight three thousand and eight hundred seventy one) registered preferred shares, all without par value.

        Art. 6 - The Company is authorized to increase its capital, by decision of the Meeting of it Board of Directors, with or without a change in its bylaws, up to 700,000,000,000 (seven hundred billion) shares of common or preferred stock.

        Sole Paragraph - Within the limit on the authorized capital provided for herein, the Company may grant stock purchase options to its managers, employees and to individuals who perform services on behalf of the Company or its subsidiaries, as per the plan approved by a Shareholders' Meeting.

        Art. 7 - The capital stock is represented by common and preferred shares, without par value, and the Company is not required to maintain the proportions of common and preferred shares when the capital stock is increased, subject to applicable law and this Charter.

        Art. 8 - The Shareholders may decide to eliminate preemptive rights to subscribe to shares, convertible debentures and subscription rights that are to be:

        I.     placed by public issue or sale on a stock exchange;

        II. exchanged for shares in a public offer for acquisition of control, as provided in Arts. 257 and 263 of Corporation Law (6.404/76); or

        III. issued to take advantage of tax incentives, as provided by special law.

        Art. 9 - Each common share is entitled to one vote at meetings of shareholders.

        Art. 10 - Preferred shares are not entitled to voting rights except as provided in the sole paragraph of Art. 13 of this Charter but are entitled to the following priveledges and advantages:

        I.     priority in the repayment of capital stock, without premium;

        II. priority in the payment of minimum non-cumulative dividends of 6% (six percent) per year, on the amount computed by dividing the subscribed capital stock by the total number of shares of the Company.

        ss. 1 - Holders of preferred shares are entitled to receive yearly per-share dividends in an amount corresponding to 3% (three percent) of the shareholders' equity per share as per the latest published balance sheet, in the event that the amount of such dividend exceeds the amount established herein.

        ss. 2- Holders of preferred shares will become entitled to vote if the Company fails to pay the minimum dividends as provided herein for a period of 3 (three) consecutive years. Such right will be maintained until payment, if such dividends are not cumulative, or until cumulative dividends are paid beyond their due date according to the first paragraph of article 111 of Corporation Law 6.404/76.

        Art. 11 - Shares of the Company shall be in book entry form, shall be held on deposit with a financial institution in the names of the owners and shall not be certificated.

                                   CHAPTER III
                            MEETINGS OF SHAREHOLDERS

        Art. 12 - The Meeting of Shareholders is the highest body of the Company, with the power to make decisions regarding all matters related to the corporate purposes and to take the steps that it deems advisable for the protection and development of the Company.

                                EXCLUSIVE POWERS


        Art. 13 - Only the Meeting of Shareholders shall have the power:

        I.     to amend this Charter;

        II. to authorize the issuance of debentures or convertible debentures, or sell them from treasury, or to authorize the sale of convertible debentures of subsidiaries owned by the Company; the Meeting of Shareholders may delegate to the Board of Directors the power to decide on maturity and repayment and redemption terms, the interest terms and timing of interest payments, equity participations, and redemption premiums, if any, and the method of subscription or placement, as well as the type of debentures;

        III.   to  consider   appraisals  of  assets  being   contributed   by
               shareholders to the Company's capital;

        IV. to decide on changes of corporate form, mergers, consolidations and split-ups of the Company and its dissolution and liquidation, and to appoint liquidators, remove them from office and approve their accounts;

        V. to authorize the issuance of guaranties by the Company of obligations of third parties other than its subsidiaries;

        VI. to suspend the rights of shareholders who do not comply with obligations imposed by law or this Charter;

        VII. to elect members of the Board of Directors and members of the Statutory Audit Committee and remove them from office at any time;

        VIII. to decide on the aggregate or individual compensation of the members of the Board of Directors, the Executive Officers, and the members of the Statutory Audit Committee;

        IX. to receive the annual accounts from management and decide on the financial statements that they submit;

        X. to decide on the institution by the Company of proceedings against members of management for damages caused to its assets, as provided in Art. 159 of the Corporation Law;

        XI. to authorize the disposition, in whole or in part, of shares of a subsidiary;

        XII. to decide on increases in capital through the issuance of new shares, as defined in the sole paragraph in Article 6 of this Charter, and when the limit of authorized capital is reached;

        XIII. to decide on the issuance of any other instruments or securities, in Brazil or abroad, primarily regarding the issuance of shares and subscription rights, subject to applicable law and this Charter;

        XIV.   to authorize the exchange of shares or other securities;

        XV. to approve before execution any contracts with durations of over 12 (twelve) months between the Company or its subsidiaries and: the controlling shareholder or subsidiaries, affiliates, entities under common control or controlling shareholders of the latter, or companies that are otherwise related parties with respect to Company, except when the contracts consist of standard forms.

        Sole Paragraph - Without prejudice to the provisions of ss. 1 of Art. 115 of Law No. 6.404/76, preferred shareholders shall have the right to vote on decisions taken at Meetings of Shareholders of the kind referred to in item XV of this article, as well as those relating to the amendment or revocation of the following provisions of this Charter:

        I.     sub-item XV of Art. 13;

        II.    the sole paragraph of Art. 14; and

        III.   Art. 43.



        Art. 14 -Meetings of Shareholders shall be called by the Board of Directors, and minutes of meetings shall be approved by the Chairman or as provided in the Sole Paragraph of Art. 123 of Law No. 6.404/76.

        Sole Paragraph - In the cases provided for in Art. 136 of Law No. 6.404/76, the first notice of the Meeting of Shareholders shall be given at least 30 (thirty) days in advance and the second notice shall be given at least 10 (ten) days in advance.

        Art. 15 - The Meeting of Shareholders shall be opened by the President of the Company or by an individual with expressed power of attorney and shall proceed to the election of the officers of the meeting, consisting of a chairman and a secretary selected from among the shareholders present at the meeting.

        Sole Paragraph - For the purpose of verifying the shareholder's states,
Article 126 of Law no. 6.404/76 will be observed. Holders of book-entry shares or custodial shares have up to 2 (two) business days before the meeting convenes to file at the Company's principal office the identification document and powers of attorney, if necessary, as well as the evidence/statement from the depositary financial institution, which must be issued at least 5 (five) days prior to the meeting.

        Art. 16 - Minutes of Meetings of Shareholders shall be prepared and shall be signed by the officers and by shareholders present at the meeting who represent at least the minimum quorum required for the decisions made.

        ss. 1 - The minutes shall be prepared in summary factual form and shall reflect dissenting opinions and protests.

        ss. 2 - Unless the meeting decides to the contrary, the minutes shall be published without the signatures of the shareholders.

        Art. 17 - An Annual Meeting of Shareholders shall be held within four months of the end of each fiscal year for the purpose of:

        I.     receiving   the   accounts   of   management   and   reviewing,
               discussing and voting on the financial statements;

        II. deciding on the allocation of the net profits for the fiscal year and the distribution of dividends; and

        III. electing the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.

        Art. 18 - A Special Meeting of Shareholders shall be held whenever the interests of the Company so require.


                                   CHAPTER IV
                            MANAGEMENT OF THE COMPANY

                                    SECTION I
                               GENERAL PROVISIONS

        Art. 19 - The Company shall be managed by the Board of Directors and by the Executive Officers.

        ss. 1 - The Board of Directors, acting as a collegiate body, shall be responsible for managing the policies of the Company.

        ss. 2 - The Board of Executive Officers is the executive body for corporate management, with each Executive Officer acting in accordance with his or her powers.

        ss. 3 - The authority and powers conferred by law upon each of the management bodies may not be granted to any other body.

        Art. 20 - The Directors and the Executive Officers shall assume office by means of deed registered on books of minutes of the Meetings of the Board of Directors or the Board of Executive Officers, as the case may be.

        Art. 21 - The Executive Officers shall abide by the "Disclosure Policy and Use of Information and Securities Trading" manual as per the Terms of Agreement

        Art. 22 - The term of office of the Directors and the Executive Officers shall be 3 (three) years, reelections being permitted.

        Sole Paragraph - The mandate of the Directors and Executive Officers shall be extended until their successors take office.


                                   SECTION II
                               BOARD OF DIRECTORS


        Art. 23 - In addition to the authorities set forth by law, the Board of Directors shall:

        I. approve the annual budget of the Company, as well as of its Subsidiaries, in addition to the plan of business goals and strategies for the period that the budget is in force;

        II. decide on any increase to the Company capital until the limit of the authorized capital, as determined in Article 6 of this Charter;

        III.   authorize public offerings of commercial paper;

        IV. decide upon the conditions of the issuance of debentures, whenever delegated by the General Shareholders Meeting, in accordance with the provision of Paragraph 1 of Article 59 of Law 6.404/76;

        V. authorize the sale of debentures, including those convertible into shares, of the Company's issued shares held in treasury;

        VI. authorize purchases of shares of the Company for cancellation or retention in treasury and subsequent disposal;

        VII. approve equity investments or disposal thereof, with the exception of the case described in item XI in Article 13 of this Charter;

        VIII.  authorize   the   exchange   of  shares  or  other   securities
               convertible into shares issued by Subsidiaries;

        IX. authorize disposals of permanent assets of the Company, with the exception of the disposal of Mobile Celular Stations;

        X. to approve before execution any short-term contract, with an effectiveness of less than 12 (twelve) months, between the Company or its subsidiaries and: the controlling shareholder or subsidiaries, affiliates, entities under common control or controlling shareholders of the latter, or companies that are otherwise related parties with respect to Company;

        XI. authorize the acquisition of fixed assets whose individual value exceeds 2% (two per cent) of the Company's net worth, as per the most recent balance sheet;

        XII.   authorize   the   waiver  of   preemptive   rights  to  shares,
               debentures    convertible   into   shares   or   the   issuance
               subscription rights of the subsidiaries;

        XIII. authorize the granting of real and fiduciary guarantees by the Company in favor of third parties or of a subsidiary;

        XIV. authorize reasonable contributions for the benefit of employees or the community, bearing in mind the Company's social responsibilities, provided that the granting of bonds to employees in the event of transfer and/or relocations to other cities and/or states does not depend on previous approval by the Board of Directors;

        XV. approve the undertaking of loans, financing, leasing and issuance of promissory notes whose individual values exceeds 2% (two per cent) of the Company's net worth, as well as of its Subsidiaries;

        XVI. authorize investments in new businesses or the creation of Subsidiaries;

        XVII.  decide  upon  the   approval  of  the   Company's   "Depositary
               Receipts" issuance program;

        XVIII. submit for the approval of the General Shareholders' Meeting the undertaking of any business or transaction which includes any of the aforementioned in subsection XV of Article 13 of this Charter;

        XIX.   authorize  the  Company,   as  well  as  its  subsidiaries  and
               affiliates,   to  execute,   alter  or  rescind   Shareholders'
               Agreements;

        XX. approve the complementary pension plan for the employees of the Company and the collective agreements;

        XXI.   approve the Internal Regulations of the Board of Directors;

        XXII. approve the Company Regulations proposed by the Executive Officers with respect to the organizational structure, including the authorities and specific powers of the Directors and Executive Officers;
        XXIII. allocate the amount of the aggregate  remuneration  established by the General Shareholders' Meeting among the Directors and Executive Officers of the Company, determining their individual remuneration;

        XXIV.  establish  guidelines  for the  exercise  of  voting  rights by
               the   representatives   of   the   Company   in   the   General
               Shareholders' Meeting its Subsidiaries;

        XXV. elect and dismiss, at any time, the Executive Officers of the Company, including the President, assigning them specific powers, in observation of the provisions of this Charter, as well as to approve the creation of new offices in the Board, as the case may be, the attribution of new powers to the Executive Officers and any alterations in the composition and powers of the members of Management;

        XXVI. appoint representatives of the Company in the management of the companies in which the Company holds equity interests;

        XXVII. perform other duties which may be delegated to it by the General Shareholder's Meeting;

        XXVIII.approve the hiring of outside consultants of the Company; and

        XXIX. settle matters not outlined within this Charter and exercise other powers that neither the Law nor this Charter assign to another Organ of the Company.


        Art. 24 - The Board of  Directors  shall be composed of 3 (three) to 5
               (five) regular members, among which is the Chairman.

        Art. 25 - The members of the Board of Directors shall be elected by the General Shareholders Meeting, which elects from among them the Chairman of the Board of Directors.

        ss. 1 - Directors shall exhibit unblemished records, and may not be elected without special exception though approval by a Shareholders' Meeting if
(1) he/she holds a position in a company that may be considered a competitor of the Company; (2) he/she has or represents a conflict of interest with the Company. The voting right of a Director may be revoked should he/she subsequently meet one of these restrictions.

        ss. 2 - As per Article 15, Paragraph 1 of Corporation Law 6.404/76, voting rights are revoked for elections of members of the Board of Directors in cases where there is a conflict of interest with the Company

        ss. 3 - Directors may not have access to information nor participate in Board of Directors' Meetings that may relate to topics where such directors have or represent a conflict of interest with the Company.

        ss. 4 - In the event of a vacancy in the effective Director's position, the remaining Directors shall nominate amongst themselves a substitute who shall serve until the first General Shareholders' Meeting.

        Art. 26 - The Board of Directors shall hold a regular meeting once every three months and shall hold special meetings when they are called by the Chairman or by 2 (two) members of the Board of Directors, and minutes of meetings shall be prepared.

        ss. 1 - The notices for the meetings shall be made via letter, telegram or fax, distributed at least 7 (seven) days in advance of the meeting, except in the event of an emergency, at the sole discretion of the Chairman of the Board of Directors, having the agenda contained within the notice.

        ss. 2 - Members of the Board of Directors may participate in meetings by way of teleconference or videoconference.

        ss. 3 - In all cases, minutes for the Board of Directors meetings will be prepared and signed by the members present.

        Art. 27 - The Board of Directors shall act by majority vote, with a majority of the members present; and the Chairman shall be responsible for approving the minutes of meetings, as necessary.


                                   SECTION III
                           BOARD OF EXECUTIVE OFFICERS

        Art. 28 - The Board of Executive Officers shall consist of 1 (one) Executive President and 4 (four) Executive Officers, as set forth below:

        a) Finance Executive Officer

        b) Technology Executive Officer

        c) Commercial Executive Officer

        d) Administrative Executive Officer

        Art. 29 - In the event of a temporary absence or impediment of the President or of any of the Executive Officers, the substitute shall be designated by the President, or if not possible, by decision of the majority of the Executive Board.

        ss. 1 - In the event of a vacancy in the Executive Officer's position, the Board of Directors shall elect a substitute to complete the term of office of the officer replaced.

        Art. 30 - In observation of the dispositions of this Charter, the following are necessary to bind the Company: (i) signature of 2 (two) Executive Officers; (ii) signature of 1 (one) Executive Officer together with an Attorney-in-Fact; or (iii) signature of 2 (two) Attorneys-in-Fact, vested by expressed powers.

        Sole Paragraph - The powers-of-attorney granted by the Company, which shall be signed by 2 (two) Executive Officers acting jointly, the President necessarily being one of them, should specify the powers conferred, and with the exception of those for judicial purposes, shall have a maximum validity of 1
(one) year.

        Art. 31 - The following are the general powers of each of the members of the Executive Board:

        I. PRESIDENT - The execution of activities related to the social objective of the Company, observing the policies and the regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

        II. FINANCE EXECUTIVE OFFICER - The execution of financial activities, accounting, control of securities titles and market relations, observing the policy, regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

        III. TECHNOLOGY EXECUTIVE OFFICER - The execution and planning of network expansion and modernization projects, prospective new technology and the development and implementation of information technology, observing the policy, regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

        IV. BUSINESS EXECUTIVE OFFICER - The execution of market activities, sales, marketing and new business prospecting, observing the policy, regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

        V. ADMINISTRATIVE EXECUTIVE OFFICER - The execution of activities with relation to the administration of human resources, the acquisition of goods and services, administrative support and organizational development, observing the policy, regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

        Art. 32 - Besides cases of death, resignation and removal from office and other cases provided for by law, a position shall be deemed vacant when a member of management fails to take office within 30 (thirty) days after his election or fails to perform his duties for more than 30 (thirty) consecutive days or a total of 90 (ninety) days during the term of office without just cause in the opinion of the Board of Directors.

        ss. 1 - Board vacancies shall be filled as provided in Art. 25 of this Charter until the next Meeting of Shareholders, at which time a new member shall be elected to complete the current term.

        ss. 2 - In the event of a vacancy of 2/3 (two thirds) of the members of the Board of Directors, the remaining members shall immediately call a General Shareholders' Meeting.

        ss. 3 - In the event of a vacancy in an Executive Officer position, the Board shall elect a substitute to complete the member's term.

        ss. 4 - Resignation from a management position shall be accomplished by written notice to the body to which the resigning party belongs and shall be effective vis-a-vis the Company at that time, and vis-a-vis third parties after the notice of resignation is filed with the commercial registry and published.


                                    CHAPTER V
                            STATUTORY AUDIT COMMITTEE

        Art. 33 - The Statutory Audit Committee is the body that audits the management of the Company, and it shall function on a permanent basis.

        Art. 34 - The Statutory Audit Committee shall be composed of 3 (three) to 5 (five) regular members and an equal number of alternates.

        ss. 1 - The term of office of the members of the Statutory Audit Committee ends at the first Ordinary General Shareholders' Meeting subsequent after their election, reelections permitted and members shall hold office until their successors take office.

        ss. 2 - At the first meeting of the members of the Statutory Audit Committee, they shall elect a Chairman, who shall be responsible for implementing the decisions of the committee.

        ss. 3 - The Statutory Audit Committee may ask the Company to appoint qualified personnel to act as secretary and to provide technical support.

        Art. 35 - The Statutory Audit Committee shall hold a regular meeting once every three months and shall hold special meetings as necessary.

        ss. 1 - Meetings shall be called by the President of the Company or by any 2 (two) members of the Committee.

        ss. 2 - The Committee shall act by majority vote, with a majority of the members present.

        Art. 36 - Each member of the Statutory Audit Committee shall be replaced, in the event of absence or impediments, by the respective alternate member.
        Art. 37 - Besides cases of death, resignation and removal from office and other cases provided for by law, a position shall be deemed vacant when a member of the Statutory Audit Committee fails, without just cause, to attend 2
(two) consecutive meetings or a total of 3 (three) meetings during a year.


        ss. 1 - Vacancies shall be filled as provided in Art. 36 of this Charter.

        ss. 2 - If more than half of the positions become vacant and there are no alternates to call, a Meeting of Shareholders shall be called to elect replacements.

        Art. 38 - The compensation of the members of the Statutory Audit Committee shall be determined by the Meeting of Shareholders that elects them, and it shall not be less, for each active member, than one tenth, on average, of the compensation of each Executive Officer, not including profit sharing.

        ss. 1 - Active alternate members shall be entitled to compensation during the periods in which they act as replacements, counting from month to month.


                                   CHAPTER VI
                      FISCAL YEAR AND FINANCIAL STATEMENTS

        Art. 39 - The fiscal year shall have a duration of 12 (twelve) months, beginning on the 1st (first) of January of each year and ending on the last day of December.

        Art. 40 - Along with the financial statements, the management bodies of the Company shall submit to the Meeting of Shareholders proposals regarding the employees' share in the profits, and regarding the distribution of the net profits for the year.


      ss. 1 - The net profits shall be allocated as follows:

             a) 5% (five percent) to the legal reserve, up to 20% (twenty percent) of the paid-in capital; and

             b) 25% (twenty five percent) of the net profits adjusted in accordance with items II and III of Art. 202 of Law No. 6.404/76 shall be distributed as minimum mandatory dividends to all shareholders, in accordance with the provisions of the following article, and this amount shall be increased until it equals the amount to be paid as preferred dividends on the preferred shares.

        ss. 2 - The balance of the net profits not allocated to the payment of the minimum mandatory dividend or the preferred dividends on preferred shares shall be allocated to an additional reserve for expansion of the Company's businesses, which may not exceed 80% (eighty percent) of the capital stock. Once this limit is reached, the Meeting of Shareholders shall allocate the balance, proceeding with distributions to the shareholders or an increase in the capital stock.

        Art. 41 - The minimum mandatory dividend amount shall be allocated first to payment of the preferred dividends on preferred shares, up to the preferred limit, and thereafter by payments to the holders of common shares up to the same limit as the preferred shares. The balance, if any, shall be paid pro rata to all the shares on equal terms.

        ss. 1 - The management bodies are authorized to pay or credit interest on capital as provided in ss. 7 of Article 9 of Law 9.249/95 of 12/26/95 and applicable law and regulations, up to the limit of the minimum mandatory dividends provided for in Article 202 of Law 6.406/76, which shall be credited against said dividends, even when included in the minimum dividend for preferred shares.

        ss. 2 - Dividends not claimed within 3 (three) years shall revert to the Company.


                                   CHAPTER VII
                           LIQUIDATION OF THE COMPANY

        Art. 42 - The Company shall be liquidated in the cases provided for by law, or by decision of the Meeting of Shareholders, which shall determine the manner of liquidation, shall select the liquidator, and shall install a Statutory Audit Committee for the period of the liquidation, elect its members and determine their compensation.


                                  CHAPTER VIII
                        GENERAL AND TRANSITORY PROVISIONS

        Art. 43 - Approval by the Company, through its representatives, of mergers, split-ups, consolidations, or dissolutions of its subsidiaries shall be preceded by an economic-financial analysis performed by an independent company of recognized international standing, to confirm that all of the companies involved are being treated equitably; the shareholders of the companies involved shall have full access to the report on the analysis.

                                          SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:   December 30, 2002

                                        By  /s/  WALMIR URBANO KESSELI
                                            ----------------------------------
                                            Name:   Walmir  Urbano Kesseli
                                            Title:  Chief Financial Officer